Filed by XPO Logistics, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pacer International, Inc.

(Commission File No. 000-49828)

Additional Information

In connection with the acquisition (the “Merger”) of Pacer International, Inc. (“Pacer”) by XPO Logistics, Inc. (“XPO”), XPO will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Pacer and a Prospectus of XPO, as well as other relevant documents concerning the proposed transaction. XPO AND PACER SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT / PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, PACER AND XPO. Investors and shareholders may obtain copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors and shareholders may also obtain, free of charge, copies of these documents filed with the SEC by XPO through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations. In addition, investors and shareholders may also obtain, free of charge, copies of these documents filed with the SEC by Pacer through the investor relations page on Pacer’s corporate website at www.pacer.com or by contacting Pacer International, Inc. at 6805 Perimeter Drive Dublin, OH 43016, Attention: Investor Relations.

Participants in Solicitation

XPO, Pacer and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Pacer shareholders with respect to the proposed Merger. Information about XPO’s executive officers and directors is available in XPO’s proxy statement on Schedule 14A for its 2013 annual meeting of shareholders, filed with the SEC on April 27, 2013. Information about (1) Pacer’s executive officers and directors is set forth in Pacer’s Annual Report on Form 10-K filed with the SEC on February 8, 2013 and (2) their and their ownership of the Pacer shares is set forth in Pacer’s proxy statement on Schedule 14A filed with the SEC on March 13, 2013. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of XPO, Pacer and their respective executive officers and directors in the proposed Merger by reading Proxy Statement/Prospectus regarding the Merger when it becomes available. Copies of these documents may be obtained, free of charge, as described above. This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed in XPO’s and Pacer’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the acquisition of Pacer, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, Pacer shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability to realize anticipated synergies and cost savings; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Pacer’s management team; litigation, including litigation related to misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s network of third-party transportation providers; the ability to retain XPO’s and Pacer’s largest customers; XPO’s ability to successfully integrate Pacer and other acquired businesses; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Pacer or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Pacer undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

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EDITED TRANSCRIPT

EVENT DATE/TIME: JANUARY 06, 2014 / 1:30PM GMT

JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

CORPORATE PARTICIPANTS

Brad Jacobs XPO Logistics, Inc. - Chairman and CEO

Daniel Avramovich Pacer International - CEO

Scott Malat XPO Logistics, Inc. - Chief Strategy Officer

Gordon Devens XPO Logistics, Inc. - General Counsel

John Hardig XPO Logistics, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

William Greene Morgan Stanley - Analyst

Justin Yagerman Deutsche Bank - Analyst

Allison Landry Credit Suisse - Analyst

Scott Schneeberger Oppenheimer & Co. - Analyst

Todd Fowler KeyBanc Capital Markets - Analyst

John Larkin Stifel Nicolaus - Analyst

John Mims FBR Capital Markets & Co. - Analyst

Scott Group Wolfe Research - Analyst

PRESENTATION

Operator

Welcome to the XPO Logistics and Pacer International investors conference call and webcast. My name is Cliff and I will be your operator for today’s call.

(Operator Instructions)

Please note that this conference is being recorded.

Before the call begins, let me read a brief statement on behalf of the Company regarding forward-looking statements. During this call, the Company will be making certain forward-looking statements within the meaning of applicable Security laws, which by their nature involve a number of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected in the forward-looking statements. A discussion of factors that could cause actual results to differ materially is contained in the SEC filings of XPO and Pacer.

The forward-looking statements in the press release are made on this call are made as of today and the Companies have no obligation to update any of these forward-looking statements, which include — including their outlook except to their extent required by law. You can find a copy of the press release which contains additional important information regarding forward-looking statements in the investor section on XPO’s website at www.xpologistics.com and www.pacer.com.

I would now like to turn the call over to Mr. Brad Jacobs. Mr. Jacobs, you may begin.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Thank you, operator, good morning, everybody. Thanks for joining us on this Monday morning, the beginning of the year to talk about some very important news that we announced.

With me on the call today are John Hardig, our CFO; Scott Malat, our Chief Strategy Officer; Gordon Devens, our General Counsel; and Tavio Headley, our Director of IR. I’m also very pleased that Daniel Avramovich is with us, the Chairman and CEO of Pacer International, and John Hafferty, Pacer’s CFO.

So we’re very pleased to have announced this morning our agreement to buy Pacer in a cash and stock transaction with the market value of $335 million. After we give you some color on the transaction, we’ll use the bulk of the call to answer your questions.

Most of our investors are familiar with Pacer. It’s been traded on NASDAQ since 2002. But for those of you who are generalists, let me explain why we’re excited about buying Pacer as well as the larger intermodal opportunity.

We’re bullish about this acquisition for a lot of reasons, but four of them in particular. One, the intermodal sector is one of the fastest-growing areas in transportation. Two, Pacer is the third largest provider of intermodal services in North America. Three, Pacer is the largest provider of intermodal services in cross-border Mexico, which is benefiting from strong growth trends. And four, and very importantly, the combination will create substantial cross-selling opportunities for us Company-wide and enhance our value to customers.

So intermodal in North America is about a $15 billion sector and has been growing at three to five times GDP, and Pacer is the third largest player in this fast-growing space. Pacer facilitates approximately 10% of all domestic intermodal freight movements.

Within the broader intermodal opportunity, cross-border Mexico freight movements on the rise driven by near shoring by manufacturers. Pace’s expertise will give us a strong position here.

We have a major opportunity by merging our sales forces. Intermodal is something that our customers have been asking for. Once the deal closes, we’ll market intermodal actively to the thousands of small and mid sized shippers in our customer base. We’ll also be able to cross sell to Pacers customers. Many intermodal shippers need truckload, LTL, expedite, last mile, managed transportation, freight forwarding, all of which we can provide. Some of which Pacer provides itself now, we can augment that.

When we ask customers what they want, we most often hear that they want flawless on-time pickup and delivery. And they want a capacity provider with a broad range of services to handle their entire supply chain. Large shippers, in particular, frequently tell us that they are winnowing down their supply chain relationships to fewer, larger providers. We positioned XPO to be one of these full-service providers of choice. And the acquisition of Pacer is right in line with this strategy.

Now, I’m going to ask Dan to give you some more color. Dan?

Daniel Avramovich - Pacer International - CEO

Thanks, Brad.

We’re confident that this transaction is a win-win for all of our stakeholders. After conducting a thorough process of evaluation and considering a broad range of strategic alternatives, our Board determined that this transaction is in the best interest of our shareholders. Pacer shareholders will receive immediate cash value for their investment in Pacer, while also having the opportunity to participate in the upside potential of the combined Company.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

XPO is a proven leader in the industry with a track record of strong performance as one of the fastest growing providers of transportation logistics services in North America. In XPO, we found a partner that has great respect for our Company, recognizes the value of the Pacer employees and shares our confidence about our business.

This transaction will provide a solid platform for strong, sustainable growth by expanding the combined Company’s reach to thousands of new customers through the XPO Logistics network. I’m very proud of the value our employees have created to make this transaction possible. We’re starting the new chapter.

The combined Company would be better positioned to deliver substantially more value to our stakeholders and we look forward to working towards a seamless integration. Now, Scott will discuss some of the strengths of the combination.

Scott Malat - XPO Logistics, Inc. - Chief Strategy Officer

All right, thanks, Dan. I’ll start by giving the details of the transaction and then I’ll walk — I’ll talk about the fundamentals that are driving the growth in intermodal and especially in cross-border Mexico.

The purchase price is $9 per share. This represents a premium of approximately 8% to the closing price of Pacer common stock on January 3, 2014. And a premium of 22% to the average closing price over the last 90 trading days. Each share of Pacer common stock will be converted into $6 in cash and the number of shares of XPO common stock equal to $3, subject to the price collar described in the release.

The market value of the transaction is $335 million and the enterprise value is $296 million. The multiples are 11.3 times Pacers’ 2013 consensus EBITDA of $26.1 million and 9.1 times their 2014 consensus EBITDA of $32.6 million. We expect to close the transaction the second quarter, subject to Pacer shareholder approval and customary regulatory approvals and other conditions.

Intermodal represents a huge untapped opportunity for XPO. It’s a $15 billion market and it’s growing fast. Many shippers are discovering that they can use intermodal to lower their transportation cost by up to 15% to 20% for freight that travels at least 600 miles or so in part because rail is more fuel-efficient for long haul.

Within intermodal, cross-border Mexico is one of the most attractive sectors. Mexico has a competitively priced labor force and lower transportation costs than overseas markets. It also offers faster speed to market. As a result, more manufacturers are near shoring their production facilities in Mexico and they need to move raw materials and finished goods.

It’s estimated that about 2.8 million trucks moved cross-border each year. So there’s a large potential universe for conversion to rail. And as the largest cross-border player, Pacers operating expertise will give us a strong position.

Pacer also has the scale, technology and carrier relationships we’re looking for in intermodal. The combination will increase XPO sales and service network to approximately 3200 employees at 124 locations. We’ll be able to create deeper relationships with customers as a combined Company by offering them truckload, LTL, intermodal, last mile, expedite, managed transportation and freight forwarding.

Pacer will be our 11th acquisition in two years. Once we close the transaction, XPO will be on an annual revenue run rate of approximately $2 billion. We’ll be facilitating more than 22,000 loads per day and will have taken another major step forward in our strategy to grow the business by providing services in the fastest-growing areas of logistics.

In just the last few months, we’ve announced the acquisitions of Last Mile Leaders, 3PD and Optima as well as an NLM in managed transportation. With NLM, we’re now the largest manager of expedited shipments in North America, and soon with Pacer, we’ll be a big presence in intermodal.

Two years into our plan, we’re right on track with our strategy to build XPO into a world-class multi-billion dollar transportation logistics Company. We continue to have a full acquisition pipeline and a clear plan to drive significant organic growth. We’re very excited about the future of XPO.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

We’ll be holding our earnings call next month, so we’ll want to stay focused on Pacer this morning. Operator, let’s open up the call for questions.

QUESTIONS AND ANSWERS

Operator

Thank you. We’ll now begin the question-and-answer session.

(Operator Instructions)

William Greene, Morgan Stanley.

William Greene - Morgan Stanley - Analyst

Yes, good morning, happy new year, everyone, congrats on the transaction. Brad, I’m wondering if you can touch a little bit on IT, because the size of this transaction obviously being a bit bigger and intermodal being a little bit different from how we think of at least truck brokerage. Can you talk a little bit about if this will differ in terms of the timing of the rollout. You did a little bit different stuff with Kelron. So how should we think about that and what are the risks on IT?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Well IT is a critical component to our growth and it’s the backbone that keeps it all together. In terms of Pacer specifically, ultimately we will be on the same IT system. That’s the only way to do it. It’s the only way to do it from an operational perspective, from a sales perspective, and from a management perspective, from a controls perspective as well.

But you’re right, that’s nothing that can be done overnight. It’s not like we’re buying of plain (inaudible) brokerage truck brokerage firm and we’re just taking them off TMW or cloud or whatever they’re on putting them onto our system.

This is a homegrown system which is sophisticated, which they’ve spent a lot of time and money developing over a long period of time. It’s a great system.

Our challenge will be to now how do we integrate that onto our system so it’s one system as opposed just recreating it from scratch. But the IT guys have barely started tackling this problem. So I don’t have the solution to it yet, but it certainly will be solved.

William Greene - Morgan Stanley - Analyst

Okay, fair enough. And then the other aspect of intermodal is that often you have to own containers and there’s some asset attributes of that business that’s a little bit different from something like non-asset pure truck brokerage. Can you talk about your appetite for asset ownership?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Yes. I don’t like asset ownership in general because the return on capital goes down the more capital you got employed in a fleet. And I been in businesses that have been very capital intensive and I’ve been in businesses that have been non-asset. There’s just — you bring more to the bottom line with less — fewer number of assets you got on the balance sheet.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

Having said that, that works very well in truck brokerage. Because customers in truck brokerage know there’s 250,000 trucking companies out there and we have relationships with 24,000 of them. And we’ll find them a truck even though we don’t own trucks. We can find a truck. In terms of intermodal, that’s a different animal.

In intermodal, you really need the containers. And Pacer controls about 16,000 containers and another more than 100,000 big and small boxes. And they’ve got access to over 60,000 miles of network rail routes as well. So that in intermodal is a little bit different than truck brokerage.

And when we’ve been trying to get into intermodal, literally, for over two years, we’ve talked to most of the IMCs and our feeling is the way the wind is blowing in intermodal, from a customer point of view, is there’s a market share shift going from the purely non-asset intermodal players to the ones who control assets. So long term to be a serious player, you’ve got to have some of those assets and we will with Pacer.

William Greene - Morgan Stanley - Analyst

Okay. Last question is just on the strategy, here. The most recent transactions that you’ve done have actually been outside of core truck brokerage. But often your comments are, but we’re still going to grow that business quite a bit.

Is that really just a cold start business? Is that just a better way to do it and that’s why we see the acquisitions outside that area? Can you reconcile the two there?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

No. I mean I can see how you could come to that conclusion, but it’s actually not the case. On truck brokerage, if you look at our short list of 100 acquisition opportunities, the bulk of them are truck brokers. No other intermodal — two or three intermodal companies on it. But now that we’re buying Pacer, I don’t know if that’s necessary to — I don’t know if that adds something.

Then on last mile, we’ve got a fair number of acquisitions working on there, because it’s synergistic with what we’ve got in 3PD. In managed transportation, we’re pretty much there now with the acquisition of NLM and while everyone was on vacation over Christmas, we actually closed NLM and we own that now.

In truck brokerage, it’s a random thing on the last two or three acquisitions we’ve done haven’t been truck brokerage. And it’s hard to predict what the next two or three will be. But I can predict that over the next several years, the majority of them will be in truck brokerage.

Now having said that and respond to what you said about is growing truck brokerage organically better than growing it through acquisition? I would say on balance, yes. I would say if I had to do one or the other, which we don’t, you’d grow it organically nice and slow over a long period of time. But we excel at managing change and rapid change and scale and we’re going to continue to buy truck brokerage to keep getting the lane density.

William Greene - Morgan Stanley - Analyst

Yes, all right. Listen, thank you so much for the time.

Operator

Justin Yagerman, Deutsche Bank.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

Justin Yagerman - Deutsche Bank - Analyst

Congrats, guys. First question on management here. You obviously stated that Pacer management staying on. Is there a lockup agreement or an earn out or anything there?

Curious how long they’re expected to be with the Company and running that division? Or is that just a provision for transition? How are you thinking about management of this segment?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Substantially, all the Senior Management is going to stay. I can say that authoritatively because we spent most of last two or three weeks negotiating the employment contracts at the end. And we wanted to get that right, they wanted to get that right because we wanted everyone’s head to be in the game, everyone’s interests aligned, wanted to make sure everyone was committed.

And we’ve come up with a very well crafted employment arrangements that I think work for them and for us and get us all swimming in the same direction. So I would expect them to be around for years.

Justin Yagerman - Deutsche Bank - Analyst

Great. Next question, just I think —

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Justin, I just finished answering, one other thing to mention in terms of lockup. Yes, people rolled some of their equity and locked it up for years and there’s various performance criteria and I think we’ve put together a well thought out employment compensation program that includes lockups.

Justin Yagerman - Deutsche Bank - Analyst

Okay, great. In terms of the overall synergies and cross-sells, I’ve got to think that part of that’s on the drayage side when you think about what Pacer’s doing. How is Pacer managing its drayage right now? I’m not as familiar.

Is there a captive fleet of owner operators that you guys are now inheriting? Or is that a wholly farmed out enterprise? And that’s something that you’d now be able to use some of your truck brokerage software for?

From a holistic standpoint, how does this drayage piece now fit into what you guys do and maybe if you could talk a little bit about some of the numbers around the cross-sell opportunity between the two Companies it’d be helpful.

Daniel Avramovich - Pacer International - CEO

Yes, Justin. This is Dan Avramovich. You’re exactly right, we do have significant opportunity as relates in the drayage side of the equation. Just to give you a little headlines as to what we do with drayage, we basically move about 77% of our intermodal movements with our own controlled fleet.

We do this for two reasons. One, obviously, for service purposes as well as from a cost perspective. It’s better to actually control it and manage it ourselves versus actually buying it.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

With that said, inherent in the drayage arena, and here again a big part of what we’re looking at developing with XPO, is scale of operations. And scale goes not only from enhancing the lane developments by tapping into the small and midsize customers that XPO has, but it also gets at density at a local level.

And inherent in the drayage side of the equation, as you may well know, is the empty miles to and from a given customer locations. So what we have been working on and what this should accelerate greatly for us, is improvement in the empty back haul lanes in that side of the equation. We started that initiative actually last year with some significant success and this should accelerate it.

Justin Yagerman - Deutsche Bank - Analyst

Interesting. So if I’m reading it right, 77% of your dray moves are done with your own captive owner operator fleet and the back haul of that piece is you’re thinking about not bringing goods to the railhead but taking it away, potentially, or the opposite on the other side. It’s something where there’s capacity utilization opportunity for XPO to take advantage of?

Daniel Avramovich - Pacer International - CEO

Yes. Yes because here again, it’s a dedicated fleet that we control. And it’s 77% of our intermodal moves we do with our own trucks.

Justin Yagerman - Deutsche Bank - Analyst

All right, that’s interesting.

Last question, Brad, a more big picture question, I think you started to address this with Bill’s question. But post this Pacer acquisition, now with a $2 billion revenue run rate, where does this leave you guys in terms of what you want to get accomplished over the next year and change? And where you are in your more five-year plan or so?

And then this will be — it looks, at least from face value, like you’re going to be financing two thirds of this with debt. So how are you thinking about cap structure on a go forward basis? Where do you expect pro forma leverage to be and where’s your comfort level in terms of gauging dry powder going forward?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Sure. On the financing, we structured the deal to be $6 cash and $3 of stock subject to collar. On the cash portion, we can easily fund that from the debt commitment that we got from Credit Suisse and we’d have money left over for potential acquisitions as well.

We don’t have to draw on the debt commitment letter. We’ll be opportunistic, we’ll look at opportunities, we’ll think about other ways to raise capital. But we have that as a backstop and financing of the transaction is done.

In terms of leverage, long term nothing’s changed since the beginning on that. Our capital structure, ideally, will be long term something around 2 times trailing EBITDA and the AR facility. Of course we love the AR facility, because it’s very light on covenants and it’s LIBOR plus [1.75%] or [2.00%] on a grid. So it’s really good money.

So that’s — the AR is something that we are going to depend on and lean on more than a typical company uses their AR just for a temporary swing facility. We look at that as quasi-permanent capital. So I think long term, that’s about — that’s the amount of debt long term we’re comfortable with.

Now the other thing you mentioned was where does this leave us long term strategically? Strategically, this is another milestone in the same original strategy that we thought through and plunged into with great rigor in 2011. Our goal is very clear.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

Our goal is to become the premier supplier of transportation services in North America. And to do that by getting scale, getting lane density, by getting great talent from the entire industry and cross fertilize best practices. By keeping a culture that’s extremely focused on performance for customers, and offering a pallet of services that differentiates us from all the other capacity providers.

There’s nobody else who can walk into a shipper and say, we’re the fourth largest freight broker. We’re the largest last mile logistics provider. We’re the largest facilitator of expedited shipments.

We do managed transportation through NLM, and now we have the number three position in intermodal with a very strong position, the number one position in cross-border down to Mexico. So that was the original strategy, is the same strategy now and will continue to be the strategy, to build up a Company that’s responsive to what customers need.

Justin Yagerman - Deutsche Bank - Analyst

Sounds good. Appreciate the time.

Operator

Allison Landry, Credit Suisse.

Allison Landry - Credit Suisse - Analyst

Good morning, congratulations on the transaction.

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Good morning, thank you.

Allison Landry - Credit Suisse - Analyst

I had a question. So it seems — it’s been difficult in the past for IMCs and brokers to penetrate intermodal market profitability vis-a-vis pricing arrangements with the major rails. So I just wanted to get your perspective on that and what XPO can change or do differently? And how the fold in of Pacer and their relationship with Union Pacific will work going forward?

Scott Malat - XPO Logistics, Inc. - Chief Strategy Officer

Yes, hi, Ally, it’s Scott. Well it is incredibly difficult to build an intermodal business from scratch, from a standing start. And we’ve started to do this and we have arrangements on the XPO side with the rails and started to bring business over in a very small way.

Pacer has a significant amount of scale in this business. They have lane density, they can cut down their empty miles. The can be efficient, they can provide top notch service to customers. That’s what’s so attractive about this deal.

When you look at working with the rails and others, what XPO can bring to the table, is we can convert business currently on truckload that makes sense to do so over to intermodal. And that’s very attractive and it’s a win-win situation for both us and for the rails and for the drayage companies that we work with.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

Allison Landry - Credit Suisse - Analyst

Okay, that makes sense. And then is there any exclusivity in terms of the cross-border with Union Pacific or will you be able to work with some of the other rail carriers that have direct access to Mexico?

Daniel Avramovich - Pacer International - CEO

Yes, this is Dan, Ally, Avramovich. Yes, we have — our — we will leverage our existing relationships that we have both with Union Pacific, Kansas City

Southern, Ferromex as well as the Eastern railroads as well.

Allison Landry - Credit Suisse - Analyst

Fantastic. Thank you so much for the time.

Operator

Scott Schneeberger, Oppenheimer.

Scott Schneeberger - Oppenheimer & Co. - Analyst

Thanks, good morning and congratulations. You guys are certainly busy over the new year. One of the questions I want to start out with, what do you see for cost synergy potential?

30 branch locations for Pacer. Is there going to be consolidation of such? Or are these going to run uniquely and separately for a long while and what’s the plans going forward there?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Sure. This particular deal is not geared — is not about cost saving, it’s not about reduction. There’ll be some opportunities to eliminate some duplicative redundancies, but not a lot.

This is really about positioning ourselves with customers so that we can be more valuable to them. And to cross-sell to the smaller customers, the small and midsize, the thousands and thousands of small, midsize customers we have. Start marketing them Pacer’s intermodal platform and going to Pacer’s largest customers that they’ve been doing a great amount of intermodal business with and some other business as well. And market last mile managed transportation, expedite, et cetera. So it’s really more of a revenue synergy play than a cost synergy play.

In terms of your specific question about consolidating locations, I would expect this will go similar to Turbo. We bought Turbo. They — it was a smaller company. We had four offices and we kept the Gainesville office and it’s growing. And we kept the Reno office and it’s growing.

But the Chicago and Dallas offices, we just said, come on over and move in our offices and it worked out great. And so we were able to close down their facility and save some costs there. But it wasn’t about headcount reduction, it was about getting more people together in a room. So there’ll probably be some of that opportunities here in Pacer, as well.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

Scott Schneeberger - Oppenheimer & Co. - Analyst

Thanks. And then Brad knowing your background, I know you can handle a lot at one time. But I’m curious to hear, might we see a breather? You obviously still have a very strong pipeline across certainly truck brokerage and other verticals. Should we anticipate a breather or is that still gung ho going forward even as we await this close?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Gung ho going forward. We’re just at the early stages of building a very large world-class Company. It’s been two years into the business plan, we’re only up to $2 billion run rate post Pacer.

We have a goal and a plan that we’re confident in to get to $5 billion of revenue and several hundred million dollars of EBITDA by 2017. And that type of a fast growth business plan, while it requires discipline, requires attention to detail, requires operational excellence, good execution, it doesn’t permit slowing down and taking breathers.

Scott Schneeberger - Oppenheimer & Co. - Analyst

Thanks. And then lastly, I don’t anticipate any antitrust issues on this. But curious on — especially with the Mexico exposure, anything unique with regulatory compliance or concern with the closing process? Thanks.

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

We filed the HSR requirements today. And while I can never predict the Federal Government, I don’t anticipate problems with that.

Scott Schneeberger - Oppenheimer & Co. - Analyst

Okay. Thanks very much.

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

You got to remember, in intermodal, while we’ve done a good job at growing it organically to something under $20 million over the last year or so, $20 million plus $1 billion doesn’t create a monopoly.

Operator

Todd Fowler, KeyBanc.

Todd Fowler - KeyBanc Capital Markets - Analyst

I wanted to start, I didn’t see this, is there a breakup fee associated with the transaction?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Yes, there is. And I’ll pass the mic to Gordon Devens, our GC, who is more in the weeds on that.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

Gordon Devens - XPO Logistics, Inc. - General Counsel

Sure, the breakup fee under the merger agreement is $12.4 million.

Todd Fowler - KeyBanc Capital Markets - Analyst

Okay, 12 point, okay thank you. And then Brad, thinking about Pacer’s position within the intermodal market, they have a very good niche business back and forth between Mexico, concentrating on the auto motive market. Their footprint in the domestic market, their growth rates have been maybe not a strong as what some of their competitors have been.

How do you think about accelerating or what they’re growth rate should be in the domestic intermodal market to get up to maybe what we would consider a market growth rate or were some of their competitors are?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

I don’t know the answer to that yet because we’ve been in a process, in a courting phase, a negotiating phase. We’re now going to get to the closing the deal phase and then we’re going to get in a room, in lots of rooms with our colleagues, our respective colleagues and we’re going to brainstorm.

We’re going to challenge everyone in XPO and everyone in Pacer to come up with their best ideas of how we can merge the Companies as most effectively. How we can grow the best going forward. And most importantly, how we can position ourselves in front of customers, that customers want us and need us and want to do business with us and grow business with us more.

And before we involve all those thousands of people who are the best consultants for any business, our own employees, to give us those ideas and to brainstorm, and to really take them all seriously and prioritize and make some decisions, it would be arrogant on my part to say I’ve got all that figured out. I don’t.

But what I think we do have figured out is the process to get there, which is the same process we’ve used over the years in acquisitions. Which is to show an enormous amount of respect for the employees of the acquired company. We’re obviously shelling out hundreds of millions of dollars to buy Pacer and we obviously think very highly of it and them, the employees there. And we’re going to ask every single one of those Pacer employees to raise their hand and contribute to answer the question you asked.

Todd Fowler - KeyBanc Capital Markets - Analyst

Look maybe if I could ask the same question then to Dan. What did Pacer’s Board see in doing the merger with XPO that you weren’t able to accomplish internally or as a stand alone entity, maybe to get you to some of those growth rates or hit some of your targets on a longer term basis?

Daniel Avramovich - Pacer International - CEO

Todd, maybe it ties back to your first question, as well. That is, clearly we’re in a network business and scale does matter. We’ve done a great job of rationalizing and not chasing freight specifically, both last year, tail end of last year and into this year. One of the key things that we see, as relates to XPO, is really to get at the small and midsize customers that we haven’t penetrated as well as we should. So clearly we see a big upside as it relates to extending our growth through that channel.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

Todd Fowler - KeyBanc Capital Markets - Analyst

Okay, that makes sense. And then, Brad, how do you think about some of Pacer’s other business lines? They have a couple hundred million dollars of what we consider warehousing and NVOCC type revenue. Is that something that fits in with your existing platform? Is that something that you want to keep?

And then that’s been an area that I think it’s safe to say has under performed or has been a drag on Pacer’s results. How do you view that part of the business going forward?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

We have no present intentions to sell or close those businesses. I want to understand it more, I want to understand the philosophy behind them and the strategies and really get a lot of data and understand it much more comprehensively than I do. We mainly are buying Pacer for the intermodal. We look at the logistics business as icing on the cake.

Todd Fowler - KeyBanc Capital Markets - Analyst

Okay. And then the last one I have. Probably six or seven weeks or so ago at this point, Pacer put out 2014 targets on a revenue basis. Some cost commentary.

Do you stand by those targets at this point? Is there anything that would change those. From a go forward perspective, should we think about this business growing the top line at 10% to 18% run rate that they put out, again, a couple weeks ago or does that growth rate change going forward?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Well, I would hope it would get better not worse. (laughter) But I don’t want to be in a position today to be giving out guidance 2014. We have our earnings conference call coming up in about five or six weeks and give us a little time between now and then to get our act together in that respect.

Todd Fowler - KeyBanc Capital Markets - Analyst

Well let me ask it this way. When you look at the $1 billion of revenue that you’re acquiring and when you were going through due diligence process, is there any overlap with existing accounts? Is there some revenue there that you think you’re going to just naturally lose through attrition? How do you think about the revenue that you acquired maybe on a historic basis?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

I think in the case of Pacer/XPO, the scale is much more in the direction of getting more business from the customer base on both customer bases, than the opposite. It’s not like we have identical service lines with the identical companies — customers and then it gets cannibalizes. It’s the opposite.

If you look at Pacer, we both have roughly the same amount of revenue on a run rate basis. We’re both in the ZIP code of $1 billion. But if you look at the headcount, we manage $1 billion with 9,500 employees. Pacer manages $1 billion with less than 1000 employees. So they’re obviously concentrating on larger customers, big accounts.

If you look at — here Dan a few minutes ago, was talking about the opportunity to market to the small and midsize shippers who many of whom haven’t discovered intermodal yet or really haven’t taken advantage fully of it yet. You need headcount for that and that we’re bringing to the table. So I would think that those small and midsize customers that we have, the thousands of them, I can’t imagine we’d lose any appreciable amount of them, is any at all.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

On the bigger accounts, I look at that with eyes wide open and huge excitement. Because — in fact, I think that’s the most thrilling part of this deal, is the opportunity to go to Pacer’s largest customers, who they have great relationships with and good performance and get all kinds of awards and merits and recognitions and add more services that we can market to them.

And I’ve seen this now on a couple of other acquisitions, where it really works. The 3PD acquisition, for example. Man, the introductions that they gave us to some of the big box retailers, that would have taken us years to get to that level.

It’s a whole different level of relationship when you go into a customer with someone who was been doing business with that customer for 10 years or however long, and satisfactorily resolve the inevitable problems and has earned a lot of mutual trust. It’s a whole different world. So I’m extremely optimistic about the opposite scenario happening with Pacer that we’ll be able to synergize the customer bases.

Todd Fowler - KeyBanc Capital Markets - Analyst

So if I understand the answer correctly, it would be to take the 12-month trailing revenue run rates, use that as the starting point as a placeholder, the expectation would be to grow that faster because of some of the synergies of what XPO’s bringing to Pacer and what Pacer is bringing to XPO and at some point down the road there could be read configuration of the portfolio where there may be some businesses that Pacer’s in right now that you don’t want?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

I wouldn’t go quite that far. I would say that —

Todd Fowler - KeyBanc Capital Markets - Analyst

So everything up into maybe the last comment or —

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Yes, the last comment, I’m not sure I would sign in to. But the rest of the comments not bad. By the way, I want to correct a statement I made a minute ago.

I think I might have misstated and I said we had 9,500 employees, I was thinking of customers. We have 2,200 employees. But the logical is still there. 2,002 employees — 2,200 employees per $1 billion of revenue versus 950 employees on the Pacer side for about the same amount of revenue.

Todd Fowler - KeyBanc Capital Markets - Analyst

Got it, okay. Congratulations, thanks for the time.

Operator

John Larkin, Stifel.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

John Larkin - Stifel Nicolaus - Analyst

Could somebody on the team explain how the price collar works and the difference between the total enterprise value of $2.96 and the total market value of $3.35?

Scott Malat - XPO Logistics, Inc. - Chief Strategy Officer

So the — John, this is Scott. On the pricing collar, the conversion price for the $3 a share will be based on the average volume weighted trading price of XPO shares and the 10 days prior to the closing of the transaction. There’s a minimum and maximum conversion price on that we put into the release. And that’s the way the collar works.

John Larkin - Stifel Nicolaus - Analyst

Okay. Assuming that the shares would trade up subsequent to the announcement you needed to put the collar in place, was that the thought process?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Well collars protect both sides. It can be — the market may love this deal and ordinarily we’d trade up, but the whole stock market may go down over the next three months. So to be fair to both parties, we put in a collar so that no party would be penalized unfairly if the market as a whole moved too much one way or the other.

John Larkin - Stifel Nicolaus - Analyst

Fair enough, thanks for that explanation.

There’s been some discussion at Pacer, that they do have maybe a little excess capability with respect to absorbing additional volume without having to build the infrastructure any further. I don’t know if Dan wanted to comment on how much volume you feel like you could absorb before you needed to start adding more salespeople, more operating people, et cetera? Because it strikes me that this transaction will allow you to achieve a fair amount of growth fairly quickly.

Daniel Avramovich - Pacer International - CEO

Yes, John, exactly correct. I think that we’ve mentioned this in the past. We — clearly we’re in a network business that scale does matter there.

We’ve got the foundation, the fundamentals in place from a capacity standpoint, from both a container availability, as well as a trucking capacity side of the equation and a back room side of the equation. To really scale the intermodal business without significant incremental and variable cost there.

So we, and we’ve said in the past, to the extent that we are two X our size right — as we sit right now, that potentially gets to us about 2 points at the operating margin level. So clearly a tremendous amount of upside there.

John Larkin - Stifel Nicolaus - Analyst

Got it. I guess because of the size of the breakup fee, you’re thinking there’s very little probability of a topping bit at this point?

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

You never know. You never know. I mean I think we’ve put together a proposal that’s a full and fair price and that meets the requirements for Pacer’s shareholders, and it’s already had a process. But you never know.

John Larkin - Stifel Nicolaus - Analyst

Got it. Maybe for Scott or John Hardig. Will there be any purchase accounting adjustments or reserves set up with respect to this transaction do you think?

John Hardig - XPO Logistics, Inc. - CFO

Well we — there — we’re definitely going to have some expenses related to the transaction, John. So we’ll be recording those in the first and second quarter this year, as we approach closing the deal in the second quarter.

John Larkin - Stifel Nicolaus - Analyst

But will there be any adjustments associated with any restructuring of Pacer that you might anticipate going forward or will they mostly be deal related?

John Hardig - XPO Logistics, Inc. - CFO

It’ll be deal related primarily. We really — there’s really no restructuring contemplated at this time. But all the accounting work related around the setting of the usual accounting reserves, really none of that has been done in detail. So like in every transaction, you might have some adjustments to reserves between accounting policy of the acquirer and the target. But generally, it will all be very small.

John Larkin - Stifel Nicolaus - Analyst

Got it. Thanks very much. Congratulations.

Operator

(Operator Instructions)

John Mims, FBR Capital Markets.

John Mims - FBR Capital Markets & Co. - Analyst

Hi, good morning, everybody, congrats on the deal.

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Thank you.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

John Mims - FBR Capital Markets & Co. - Analyst

Let me ask, especially now as you’re getting more into the asset ownership game, is there any equipment replacement expenses or investments you need to make in the business from the get go that we should be modeling or thinking about in terms of a lag period before you get to the EBITDA run rates that you want to get to with this acquisition?

Daniel Avramovich - Pacer International - CEO

This is Dan. As it relates to the intermodal side of the equation, our ability to actually add capacity is really on a variable basis. So there’s really no capital requirement to actually extend capacity on our side of the equation.

John Mims - FBR Capital Markets & Co. - Analyst

Okay. But in terms of the EBITDA run rate, I mean, when you look at this acquisition, is there, maybe Brad, a lag time that we should be modeling in? And maybe is there some framework as to what we should be thinking this will bring from an EBITDA basis over the next 12 to 18 months?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

I don’t want to go on record, yet, with what our projections are for this year, let alone next year. But everyone knows Pacer has been a public company for a while, everyone’s been following it. Their numbers are out there and there’s estimates for what their business is going to do.

John Mims - FBR Capital Markets & Co. - Analyst

Sure, okay. So no real changes from a synergy standpoint, yet?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

I think, echoing what John said before, there’ll be some one-time costs from the lawyers and accountants and bankers and financing fees and that kind of stuff. But there’ll also be synergy. There’ll be revenue synergies starting immediately for post closing in terms of the cross-selling. And I would hope that the selling will outweigh the cost.

John Mims - FBR Capital Markets & Co. - Analyst

Okay, sure fair enough. Now one more question on the capital structure. I want to get back to one that was asked earlier.

The debt you layered on in this announcement, I know you said two times trailing to EBITDA is what you’re comfortable with longer term. But trailing EBITDA is a hard number to get you right now. So is there - are you comfortable with the debt where you have it now?

Is it — I guess I’m trying to sense if there’s a likelihood that you would use this opportunity the recent rise — run in the stock price, the size of acquisitions you’ve been doing recently, if it would make sense to go back to the equity markets, or if the EBITDA catches up with a debt load that you have now and you’re comfortable with your capital structure as it is?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Exactly. That’s the two prong path we have ahead of us, we have to pick which one we’re going to go. One way is to stick to the original plan of growing the Company, raising limited amounts of equity, investing in the Company in terms of the employee, the headcount and the sales and the training on all the back office stuff, have all the infrastructure in there. All of which cost money, but all of which is necessary to grow a Company this fast and manage it very, very, very well.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

So the original plan would be, okay, let’s not issue any equity here, or much equity. Let’s take a breather, to use one of the other analyst’s terms, and wait until the EBITDA grows to $50 million, $100 million, $200 million, and then finance off that trailing EBITDA. All long financing off the AR facility, which keeps growing as our receivables go up. That’s a - that will make us end up with fewer shares outstanding, which is a beautiful thing. On the other hand, we can go faster if we choose to raise equity earlier in the business plan and then use that equity for accretive purposes, mainly for acquisitions.

So there’s a conundrum there and we’ll sort through what makes most sense. And there’s been a lot of internal debate and we haven’t reached a resolution of which path we want to go down. But I don’t rule out, I don’t rule out, I want to be very clear, I don’t rule out raising equity, it’s just something we haven’t decided on.

John Mims - FBR Capital Markets & Co. - Analyst

Sure, no that make sense. Are there a lot of — when you look at your acquisition pipeline, you’ve done two big deals in the last six months, are there more of these bigger targets out there? Or will you shift back to the original plan was more a focus on these smaller tuck-ins? And you’ve done a couple of those, as well. But that seems to require less of a balance sheet adjustment to absorb a $20 million company versus a $300 million, so are there more big targets on the near-term horizon?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

We deliberately kept our foot not too all the way to the ground on the accelerator for the first 1.5 years or so and we didn’t bite off more than we could chew because we wanted to get the whole Management team gelling, which we have. Wanted to get the whole back office humming, which it is. We wanted to get our whole IT system sorted out.

It was a lot of work we had to do. Work that usually takes a decade or two to put together. And our Management team did a great job at doing it in a couple years.

Now that infrastructure is in place, and everything is functioning close to eight cylinders, will never function on all eight cylinders, that it’s time not to take a breather, it’s time to continue the growth. And I think that’s the direction that we’re going.

So to answer to your question specifically, most of the deals going back to that list of the short list of the 100 acquisitions we’re looking at, most of them are medium to small size. But there are a handful of larger deals, there’s about 15 deals that in this context we call large. And we’re in dialogue with those folks regularly, all the time. And when and if something lines up with their interest and ours, we love to buy them. If we can do it on the right terms, it’s a win-win deal for both parties.

John Mims - FBR Capital Markets & Co. - Analyst

Now the two that you’ve done that are mid 300-ish, where those at the high end of the large group or is there — are there some out there that are much bigger than that?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Most are smaller than that. Some are larger than that.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

John Mims - FBR Capital Markets & Co. - Analyst

Sure, fair enough. Thanks so much for the time.

Operator

Scott Group, Wolfe Research.

Scott Group - Wolfe Research - Analyst

Happy new year. Congrats. So I’ve got one for Dan and one for Brad. Maybe, Dan, when you think about in the past few years, what do you think has been the limiting factor in your ability to grow the domestic intermodal business? And how do you think this transaction changes that and maybe let you start taking a little bit more share in the space?

Daniel Avramovich - Pacer International - CEO

Well I think, Scott, I think one of the limiting factors that we actually came across in 2011 was really getting and having line of sight on the rate size with the railroads. As you remember, in the first half of that year, we were going to 10% plus a year and consequently after the change in the rates that we got from one of the major rail partners, we had to put the brakes on that.

Currently in all of our agreements with the railroads has complete line of sight as it relates to our rates going forward. So that’s behind us, if you will. As I mentioned earlier, also, the fact that getting at the small and midsize customers from a scale perspective, this will tremendously enhance that proposition.

Scott Group - Wolfe Research - Analyst

That’s helpful and maybe brings me to my question for Brad. What kind of work have you guys done on the XPO side getting comfortable with Pacer’s rail contracts? So it’s been a few years of their transition away from their wholesale business model. How comfortable are you that there aren’t more of these wholesale issues or rail contractual issues to come in the future? And maybe if you have any color on what diligence you’ve done in terms of speaking with the rails around this?

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

We obviously have read the contracts and a whole slew of lawyers have read the contracts and a group of consultants have read the contracts, as well. We’ve had numerous discussions with Management understanding them in detail. I think we have our arms around them.

We did not speak directly to the rails for confidentiality reasons and for not having a leak and so forth, but we will. We happen to have good relationships, even though it’s much, much smaller than Pacer’s, with two of the rails who we’ve been working with to build up our fledgling intermodal business. So it’s not like we had a new customer, a new vendor for us.

Scott Group - Wolfe Research - Analyst

Got you. All right, thanks a lot, guys, appreciate it. Congrats.

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JANUARY 06, 2014 / 1:30PM, XPO - XPO Logistics Inc to Acquire Pacer International Conference Call

Brad Jacobs - XPO Logistics, Inc. - Chairman and CEO

Thank you, Scott. Well thanks everybody for joining us Monday morning. We appreciate your interest and we’re around all day if you’d like to call us. Thanks again, have a great day.

Operator

Thank you, ladies and gentlemen, this concludes today’s conference. Thank you for participating, you may now disconnect.

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